

January 25, 2022

Ori Gilboa
Chief Executive Officer
SaverOne 2014 Ltd.
Em Hamoshavot Rd. 94
Petah Tikvah, Israel

Re: SaverOne 2014 Ltd.
Draft Registration Statement on Form F-1
Submitted December 28, 2021
CIK No. 0001894693

Dear Mr. Gilboa:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary, page 1

1. Revise to clearly explain the stage of development for each of your products and solutions. With respect to any products or solutions that are currently complete, disclose the sales and marketing efforts you have undertaken to date.

2. Please clarify when you believe that you will first commercially offer your products and specify the geographic markets where you intend to concentrate your efforts. We note your assertion that certain SaverOne products are compliant with the National Highway Traffic Safety Administration (NHTSA) guidelines for solutions for distracted driving, and such compliance would give you an advance over competing solutions. The NHTSA is a United States federal agency, but we note that the vast majority of your pilot program

partners and participants are located in Israel. Where appropriate, describe your operations or efforts to establish your products in the United States.

3. Please clarify that the NHTSA distracted driving guidelines and studies do not constitute U.S. law and compliance with their recommended features does not necessarily result in your solutions satisfying legal requirements or approval for authorized use in the United States. Please clarify whether you are required to obtain any licenses or approvals in the United States or other markets for which you intend to enter or test your products.

Selected financial data, page 35

4. We note that for convenience to the reader, you applied a translation rate of one US Dollar per NIS 3.215 as of and for the year ended December 31, 2020 and of one US Dollar per NIS 3.26 as of and for the three months ended June 30, 2021. Please revise to apply the exchange rate as of the most recent balance sheet date included in the filing to both periods. Refer to Rule 3-20(b)(1) of Regulation S-X. Be advised that the translation should be made at the exchange rate on the balance sheet date or most recent date practicable, if materially different.

Results of Operations, page 38

5. We note your assertion that your results of operations have varied in the past and can be expected to vary in the future due to "numerous factors," and that you believe that period-to-period comparisons of operating results are "not necessarily meaningful." Revise to remove the implication that your disclosure of period-to-period comparisons may not be meaningful. Additionally, revise the discussion and analysis to disclose all factors affecting operating results for each period, including any trends or changes necessary for an understanding of the company's business as a whole.

Our Products, page 48

6. You indicate that your product does not require the cooperation of the driver, will disable various functions of their mobile phone, and will automatically send text messages to any callers while the driver is driving. Please clarify whether the driver or their employer must consent or register specific phones prior to your system being able to access the phone's functions. If not, please clarify the regulatory hurdles of accessing a person's mobile phone without their consent under privacy, telecommunication or other laws.

7. Please clarify whether your system's ability to disable the functions of a mobile phone would be compliant with the Federal Communications Commission's anti-jamming laws. Further, clarify whether there is a risk that the system would disable phones of the driver and/or the passengers in times of emergencies.

8. Please estimate the funds needed to bring each of your SaverOne Generations to market under the timetable described on page 49.

Sales and Marketing, page 50

9. We note that you generate a modest amount of revenue through your pilot programs and that you have installed 550 SaverOne systems. Please describe the economic terms underlying your pilot program agreements. It is unclear whether your pilot program partners are receiving these systems for free, at cost, for significantly discounted rates, or at a price similar to market pricing. It is also unclear if you will bear most of the operating costs associated with the pilot program or if the costs will be shared with the participants. Further, clarify if the 1,500 orders constitute market orders reflecting a fully commercialized system or if the orders are part of the pilot program.

10. After your SaverOne systems are offered for commercial sale, please clarify how you will generate revenue from these systems. It is not clear if they will involve a per-unit fee, a usage fee, and/or subscription arrangements. We note references to revenue sharing programs in your financial statement footnotes. Please clarify how these revenue sharing arrangements would operate.

Intellectual Property, page 53

11. Please identify the Israeli patents that are subject to a patent dispute by a third-party. Further, please clarify the nature of the dispute and whether the third-party objector offers or is developing a competing product to the ones you are developing.

Manufacturing, page 53

12. Please describe the terms of your contract manufacturing agreement with Flex Ltd. and advise us whether it is a material agreement for which you are substantially dependent. Further, clarify whether these agreements would extend beyond the pilot program phase of SaverOne Generation 1.0.

Management , page 60

13. On page F-33, you refer to your CEO, Ori Gilboa, as being an "outsourced CEO" pursuant to a consulting agreement, yet working for a full-time equivalent. Please clarify whether Mr. Gilboa is still working under such an outsourced arrangement and how this arrangement differs from having him as an employee. To the extent that Mr. Gilboa has outside business interests that take up a material amount of his time, please clarify.

Executive Compensation, page 63

14. Please advise us whether any of your executive employment or consulting agreements are material agreements pursuant to Item 601(b)(10) of Regulation S-K.

Principal Shareholders, page 69

15. Please disclose the natural person(s) that hold voting and/or investment power of the ordinary shares held by your principal shareholders that are entities.

Report of Independent Registered Public Accounting Firm, page F-3

16.   To the extent the financials were prepared in accordance with IFRS, it should be clear whether you prepared, and the auditors opined, on financials issued in accordance with IFRS <u>as issued by the IASB</u>. The auditors' report should explicitly state that the financial statements are in conformity with International Financial Reporting Standards "as issued by the IASB." Refer to Item 17(c) of Form 20-F.

Notes to the Financial Statements
Note 21 - Subsequent events, page F-48

17.   Please revise your filing to disclose the date when the financial statements were authorized for issue and who gave that authorization. Refer to paragraph 17 of IAS 10.

General

18.   Page 21 discloses that you have elected to delay the adoption of new or revised accounting standards as a result of your emerging growth company status. However, page 42 discloses that you currently report and expect to continue to report your financial results under IFRS as issued by the IASB, so you will not be able to avail yourselves of this extended transition period. Please revise your disclosure on page 21 for consistency.

     You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Technology

cc: David Huberman, Esq.